UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inspire Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

457733103
(CUSIP Number)

August 1, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 457733103	13G	Page 2 of 8 Pages

1	.	NAMES OF REPORTING PERSONS
		Great Point Partners, LLC
		I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
		37-1475292
2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) ❑

		(b) ❑

3	.	SEC USE ONLY

4	.	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
		NUMBER OF SHARES	5	.	SOLE VOTING POWER
		BENEFICIALLY			0
		OWNED BY EACH	6	.	SHARED VOTING POWER
		REPORTING PERSON			4,271,600
		WITH	7	.	SOLE DISPOSITIVE POWER
					0
			8	.	SHARED DISPOSITIVE POWER
					4,271,600

9	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		4,271,600
10	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
		SHARES (See Instructions)			❑
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		10.11%
12	.	TYPE OF REPORTING PERSON (See Instructions)
		OO

CUSIP No. 457733103	13G	Page 3 of 8 Pages

1	.	NAMES OF REPORTING PERSONS
		Dr. Jeffrey R. Jay, M.D.
		I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) ❑

		(b) ❑

3	.	SEC USE ONLY

4	.	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
		NUMBER OF SHARES	5	.	SOLE VOTING POWER
		BENEFICIALLY			0
		OWNED BY EACH	6	.	SHARED VOTING POWER
		REPORTING PERSON			4,271,600
		WITH	7	.	SOLE DISPOSITIVE POWER
					0
			8	.	SHARED DISPOSITIVE POWER
					4,271,600

9	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		4,271,600
10	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
		SHARES (See Instructions)			❑
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
		10.11%
12	.	TYPE OF REPORTING PERSON (See Instructions)
		IN

CUSIP No. 457733103	13G	Page 4 of 8 Pages

Item 1.
	(a)		Name of Issuer
Inspire Pharmaceuticals, Inc.
	(b)		Address of Issuer’s Principal Executive Offices
4222 Emperor Boulevard Suite 200
Durham, NC 27703-8466

Item 2.
	(a)		Name of Person Filing
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
The Reporting Persons have entered into a Joint Filing Agreement, dated August 10, 2007, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1)
under the Act.
	(b)		Address of Principal Business Office, or if none, Residence
The address of the principal business office of each of the Reporting Persons is
165 Mason Street, 3rd Floor
Greenwich, CT 06830
	(c)		Citizenship
Great Point Partners, LLC is a limited liability company organized under the laws of the State of
Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States.
	(d)		Title of Class of Securities
Common Stock
	(e)		CUSIP Number
457733103
Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	❑	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	❑	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	❑	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).
	(d)	❑	Investment Company registered under Section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).
	(e)	❑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 457733103	13G	Page 5 of 8 Pages

	(f)	An employee benefit plan or endowment fund in accordance with
1(b)(1)(ii)(F).
	(g)	A parent holding company or control person in accordance with
§240.13d-1(b)(1)(ii)(G).
	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813).
	(i)	A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Great Point Partners, LLC (“Great Point”) is the investment manager of Biomedical Value Fund,
L.P. (“BVF”), and by virtue of such status may be deemed to be the beneficial owner of the
2,306,666 shares of Common Stock of the Issuer owned by BVF (the “BVF Shares”). Dr. Jeffrey
R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.
Great Point is the investment manager of Biomedical Offshore Value Fund, Ltd. (“BOVF”), and
by virtue of such status may be deemed to be the beneficial owner of the1,964,934 shares of
Common Stock of the Issuer owned by BOVF (the “BOVF Shares”). Dr. Jay, as senior managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.
Great Point and Dr. Jay disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interest.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	1.	Great Point Partners, LLC
	(a)	Amount beneficially owned: 4,271,600
	(b)	Percent of class: 10.11%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: - 0 -
(ii) Shared power to vote or to direct the vote: 4,271,600
(iii) Sole power to dispose or to direct the disposition of: - 0 -.
(iv) Shared power to dispose or to direct the disposition of: 4,271,600
	2.	Dr. Jeffrey R. Jay, M.D.
	(a)	Amount beneficially owned: 4,271,600
	(b)	Percent of class: 10.11%
	(c)	Number of shares as to which the person has:

CUSIP No. 457733103	13G	Page 6 of 8 Pages

(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 4,271,600
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 4,271,600

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See Item 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 457733103	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2007

GREAT POINT PARTNERS, LLC

By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

          (i)      Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)      Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 10, 2007

GREAT POINT PARTNERS, LLC

By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.